

December 11, 2012

Via Facsimile
David Koos
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
4700 Spring Street, St. 304
La Mesa, CA 91942

> **Re:** **Bio-Matrix Scientific Group, Inc.**
> **Form 8-K**
> **Filed December 10, 2012**
> **File No. 0-32201**

Dear Mr. Koos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1. We note your reference to Kennedy in the fourth and fifth paragraphs. Please revise or advise.

Item 9.01 Financial Statements and Exhibits

2. We note that Exhibit 16.1 makes reference to a Form 8-K Amendment No. 1 dated November 4, 2012. It appears that this reference is incorrect. Please file an updated letter from Anton & Chia, LLP that references the amendment filed in response to our comments. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

David Koos
Bio-Matrix Scientific Group, Inc.
December 11, 2012
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief